FOR IMMEDIATE RELEASE                                Contact: Kent A. McKee
July 19, 1995                                                (316) 636-6300



                      MUELLER INDUSTRIES, INC. ANNOUNCES
              AN 85 PERCENT INCREASE IN SECOND QUARTER EARNINGS



      Wichita, KS - Mueller Industries, Inc. (NYSE: MLI) today reported net income for the quarter ended July 1, 1995 of $10.7 million or $1.12 per share, on 9,550,000 weighted average shares outstanding. This compared with net income for the second quarter of 1994 of $5.8 million, or 57 cents per share on 10,176,000 weighted average shares outstanding. Net sales for the second quarter of 1995 were $181.4 million compared with net sales of $136.6 million for the same quarter of 1994.

      For the first six months of 1995, net income was $20.7 million, or $2.18 per share, on net sales of $353.2 million. This compares with net income of $10.0 million, or 97 cents per share, on net sales of $257.4 million for the same period of 1994.

      Harvey L. Karp, Chairman, stated, "The first half of 1995 has clearly been the best six months in our company's history. It is noteworthy that our earnings growth was achieved despite a softening in the housing market in the first half of 1995. Today, the 30 year fixed mortgage rate is 7.4 percent, which is approximately 180 basis points lower than it was at the end of 1994. Historically, such low mortgage rates have stimulated home purchases as well as new home construction." Mr. Karp added, "We continue to make excellent progress on our major capital improvement programs which we expect to be completed by the end of this year. Thus far, we have realized only modest benefits from these capital programs, but in 1996, we expect to reap many more benefits."

      Mueller Industries, Inc. is a leading and diversified fabricator whose products include copper tube and fittings; brass and copper alloy rods, bars and shapes; brass and bronze forgings; aluminum and copper impact extrusions; plastic fittings and valves; and refrigeration valves, driers and flare fittings. The Company also owns a short line railroad in Utah, a placer gold mining operation in Alaska, and other natural resource properties.

MUELLER INDUSTRIES, INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)
(In thousands, except per share data)
                               For the Quarter Ended  For the Six-Months Ended
                                  July 1,   June 25,       July 1,   June 25,
                                    1995      1994           1995      1994
Net sales                         $181,380  $136,576       $353,150  $257,388

Cost of goods sold                 149,587   112,445        290,147   212,230
Depreciation and amortization        3,763     3,175          7,409     5,875
Selling,general, and
   administrative expense           12,409    11,226         25,376    21,914
                                   -------   -------        -------   -------
Operating income                    15,621     9,730         30,218    17,369
Interest expense                    (1,134)   (1,618)        (2,511)   (3,312)
Environmental reserves                   -         -              -      (412)
Unusual items                            -    (1,141)             -    (1,406)
Other income, net                    1,102     2,164          2,575     3,543
                                   -------   -------        -------   -------
Income before taxes                 15,589     9,135         30,282    15,782
Income tax expense                  (4,926)   (3,357)        (9,569)   (5,822)
                                   -------   -------        -------   -------
Net income                        $ 10,663  $  5,778       $ 20,713  $  9,960
                                   =======   =======        =======   =======

Net income per share:
   Primary:
     Average shares outstanding      9,550    10,176          9,506    10,302
                                   =======   =======        =======   =======
     Net income                   $   1.12  $   0.57       $   2.18  $   0.97
                                   =======   =======        =======   =======
   Fully diluted:
     Average shares outstanding      9,600    10,176          9,614    10,302
                                   =======   =======        =======   =======
     Net income                   $   1.11  $   0.57       $   2.15  $   0.97
                                   =======   =======        =======   =======


















MUELLER INDUSTRIES, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)
(In thousands, except per share data)
                                          July 1, 1995     December 31, 1994
ASSETS
Cash and cash equivalents                $   19,521              $   34,492
Accounts receivable, net                     99,308                  66,925
Inventories                                  73,344                  74,368
Other current assets                          9,927                   7,766
                                            -------                 -------

    Total current assets                    202,100                 183,551

Property, plant and equipment, net          212,963                 196,772
Other assets                                 38,970                  50,432
                                            -------                 -------


                                         $  454,033              $  430,755
                                            =======                 =======



LIABILITIES AND STOCKHOLDERS' EQUITY
Current portion of long-term debt        $   18,079              $   18,611
Accounts payable                             29,329                  21,607
Other current liabilities                    31,835                  27,003
                                            -------                 -------

    Total current liabilities                79,243                  67,221

Long-term debt                               69,151                  76,125
Other noncurrent liabilities                 44,715                  45,461
                                            -------                 -------


    Total liabilities                       193,109                 188,807

Stockholders' equity                        260,924                 241,948
                                            -------                 -------


                                         $  454,033              $  430,755
                                            =======                 =======


Book value per  share                    $    30.18              $    27.81
                                            =======                 =======




